Calyxt, Inc.

600 County Road D.W., Suite 8

New Brighton, Minnesota 55112

May 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Mr. Justin Dobbie

RE:	Calyxt, Inc.
Registration Statement on Form S-1
File No. 333-224945

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Calyxt, Inc. (the “Registrant”) hereby requests that the effective time of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated and that such Registration Statement become effective on May 17, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests that it be notified of such effectiveness by a telephone call to Boris Dolgonos, Jones Day, at 212-326-3430, or Peter Devlin, Jones Day, at 212-326-3978.

Please contact Boris Dolgonos of Jones Day at (212) 326-3430 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

CALYXT, INC.

By:	/s/ Federico Tripodi
Federico Tripodi
Chief Executive Officer

cc:	Boris Dolgonos, Jones Day
Peter Devlin, Jones Day